Schedule 13D	Page 1 of 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PIXELWORKS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

72581M107

(CUSIP Number)

ERIC ERDMAN

Chief Financial Officer

GENESIS MICROCHIP INC.

2150 Gold Street

Alviso, California 95002

(408) 934-4373

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 8

CUSIP No. 72581M107

1.	Name of Reporting Person. I.R.S. Identification No. of above person. Genesis Microchip Inc. I.R.S. Identification No.: 77-6584301

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not applicable

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

	8.	Shared Voting Power 2,660,510 (See (1) below)

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,660,510 (See (1) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (See (2) and (3) below)

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.9 percent (See (4) below)

14.	Type of Reporting Person (See Instructions) CO

Schedule 13D	Page 3 of 8

(1)	2,660,510 shares of Pixelworks Common Stock are subject to Voting Agreements between Genesis Microchip and certain affiliates of Pixelworks, as described in Items 3 through 5 below, of which 212,744 shares are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of March 17, 2003. Genesis Microchip expressly disclaims beneficial ownership of any of the shares of Pixelworks Common Stock subject to the Voting Agreements.

(2)	This information as to beneficial ownership excludes 1,540,145 shares of Common Stock beneficially owned by Battery Ventures IV, L.P., Battery Partners IV, LLC and Battery Investment Partners IV, LLC. Mr. Curme is a General Partner of Battery Ventures and has authority to vote the shares held by Battery entities. Mr. Curme has disclaimed beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein. Such shares are not subject to the Voting Agreement between Genesis Microchip and Mr. Curme, and Genesis Microchip disclaims beneficial ownership of such shares.

(3)	This information as to beneficial ownership excludes (a) 2,216,678 shares held by Sequoia Capital VII, (b) 98,544 shares held by Sequoia Technology Partners VII, (c) 33,418 shares held by Sequoia International Partners, (d) 44,887 shares held by SQP 1997 and (e) 25,252 shares held by Sequoia 1997 LLC. Mr. Stevens is a General Partner of Sequoia Capital and has authority to vote the shares held by Sequoia entities. Mr. Stevens has disclaimed beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein. Such shares are not subject to the Voting Agreement between Genesis Microchip and Mr. Stevens, and Genesis Microchip disclaims beneficial ownership of such shares.

(4)	Based upon 45,204,330 shares of Pixelworks Common Stock outstanding as of March 10, 2003 and the issuance of 212,744 shares of Pixelworks Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of March 17, 2003.

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Pixelworks Common Stock”), of Pixelworks, Inc., an Oregon corporation (“Pixelworks” or “Issuer”). The principal executive offices of Pixelworks are located at 8100 SW Nyberg Road, Tualatin, OR 97062.

Item 2.    Identity and Background

The name of the corporation filing this Statement is Genesis Microchip Inc., a Delaware corporation (“Genesis Microchip”). Genesis Microchip is a leading provider of image processing systems enabling superior picture quality for a variety of consumer and PC-display products. The address of Genesis Microchip’s principal business and principal office is 2150 Gold Street, Alviso, California 95002.

Set forth on Schedule A hereto is (a) the name of each of the executive officers and directors of Genesis Microchip, (b) the residence or business address of each such person and (c) the present principal occupation or employment, if any, of each such person and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof.

(d) and (e) Neither Genesis Microchip nor, to the knowledge of Genesis Microchip, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of Genesis Microchip, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, dated as of March 17, 2003, a copy of which is incorporated by reference as Exhibit 1 (the “Merger Agreement”), by and among Genesis Microchip, Pixelworks and Display Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Pixelworks (“Merger Sub”), and subject to the conditions set forth therein (including adoption of the Merger Agreement by the stockholders of Genesis Microchip, approval of the issuance of shares of Common Stock of Pixelworks by stockholders of Pixelworks and receipt of applicable regulatory approvals), Merger Sub will merge with and into Genesis Microchip and Genesis Microchip will become a wholly owned subsidiary of Pixelworks (such events constituting the “Merger”). At the effective time of the Merger (the “Effective Time”), Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Genesis Microchip, with Genesis Microchip remaining as the surviving corporation (sometimes referred to herein as the “Surviving Corporation”).

Schedule 13D	Page 4 of 8

As an inducement to Genesis Microchip to enter into the Merger Agreement and in consideration thereof, certain affiliates of Pixelworks (collectively, the “Stockholders”) entered into individual Voting Agreements with Genesis Microchip, a copy of the form of which is incorporated by reference as Exhibit 2 (each, a “Voting Agreement” and, collectively, the “Voting Agreements”), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Pixelworks Common Stock owned by such Stockholder in favor of the issuance of shares of Pixelworks Common Stock in the Merger and certain related matters. Genesis Microchip did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4.    Purpose of Transaction

(a)-(b)	As described in Item 3 above, this Statement relates to a business combination between Genesis Microchip and Pixelworks, pursuant to a statutory merger of Merger Sub, a wholly owned subsidiary of Pixelworks, with and into Genesis Microchip, pursuant to which, at the Effective Time, the separate existence of Merger Sub will cease and Genesis Microchip will continue as the Surviving Corporation and as a wholly owned subsidiary of Pixelworks. By virtue of the Merger, each holder of outstanding shares of common stock of Genesis Microchip will receive, in exchange for each share of common stock of Genesis Microchip held by such holder, 2.3366 shares of Pixelworks Common Stock.

Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed a director and an officer of Genesis Microchip as such Stockholder’s lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. Those proxies give such director and officer of Genesis Microchip the limited right to vote or deliver a consent with respect to each of the shares of Pixelworks Common Stock owned by the Stockholders, at every annual, special or adjourned meeting of the stockholders of Pixelworks and in every written consent in lieu of such a meeting, in favor of the issuance of shares of Pixelworks Common Stock to the stockholders of Genesis Microchip pursuant to the terms of the Merger Agreement, in favor of the adoption of the Merger Agreement, in favor of each of the other actions contemplated by the Merger Agreement and against any matter that is inconsistent with the prompt consummation of the Merger or other transactions contemplated by the Merger Agreement (as it may be amended from time to time). The Stockholders may vote their shares of Pixelworks Common Stock on all other matters submitted to the stockholders of Pixelworks for their approval. The Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

The purpose of the Voting Agreements is to enable Genesis Microchip and Pixelworks to consummate the transactions contemplated by the Merger Agreement.

(c)	Not applicable.

(d)	Plans or Proposals regarding the Board of Directors. Pursuant to the Merger Agreement, the Board of Directors of Pixelworks (the “Pixelworks Board”) has agreed to take all actions necessary to cause the Pixelworks Board, effective upon the Merger, to consist of nine (9) persons, four (4) of whom shall have served on the Pixelworks Board immediately prior to the Effective Time (the “Pixelworks Board Designees”), four (4) of whom shall have served on the Board of Directors of Genesis Microchip immediately prior to the Effective Time (the “Genesis Board Designees”), and one (1) of whom shall be designated by a majority of the Pixelworks Board Designees and shall be reasonably acceptable to a

Schedule 13D	Page 5 of 8

majority of the Genesis Board Designees (the “Additional Director”). The Pixelworks Board will take all actions necessary to ensure that, immediately after the Effective Time, the Pixelworks Board shall be divided into three equal classes, with each class consisting of at least one (1) Pixelworks Board Designee and at least one (1) Genesis Board Designee; provided, further, that Class I shall consist of two (2) Pixelworks Board Designees and one (1) Genesis Board Designee (the “Class I Directors”); Class II shall consist of one (1) Pixelworks Board Designee and two (2) Genesis Board Designees (the “Class II Directors”); and Class III shall consist of one (1) Pixelworks Board Designee, one (1) Genesis Board Designee and the Additional Director (the “Class III Directors”). The Pixelworks Board will take all actions necessary to ensure that, for a period from the Effective Time until the latter of (i) the one (1) year anniversary of the Effective Time and (ii) the date immediately following the date of Pixelworks’s first annual meeting of stockholders following the Effective Time (the “2004 Annual Meeting”) (the “Initial Director Term”), each of the committees of the Pixelworks Board shall consist of not less than one of the Pixelworks Board Designees and not less than one of the Genesis Board Designees. The Chairman of the Pixelworks Board immediately following the Effective Time (the “Pixelworks Chairman”) shall be the Chairman of the Genesis Board immediately prior to the Effective Time or, at the discretion of the Genesis Board Designees, the Pixelworks Chairman immediately after the Effective Time shall be a Genesis Board Designee designated by a majority of the Genesis Board Designees. If, after the Effective Time but within twelve (12) months of the Effective Time, the Pixelworks Chairman resigns, declines or is unable to continue to serve as a director, or as the Pixelworks Chairman, a majority of the remaining Genesis Board Designees then in office shall select a replacement as Chairman, which director shall be reasonably acceptable to a majority of the Pixelworks Board Designees then in office (except as set forth in the immediately preceding sentence). If, during the Initial Director Term, any Pixelworks Board Designee shall resign, decline or be unable to serve as a director, a majority of the remaining Pixelworks Board Designees then in office shall select a replacement for such Pixelworks Board Designee, which person shall be reasonably acceptable to a majority of the Genesis Board Designees then in office. If, during the Initial Director Term, any Genesis Board Designee shall decline or be unable to serve as a director, a majority of the remaining Genesis Board Designees then in office shall select a replacement for such Genesis Board Designee, which person shall be reasonably acceptable to a majority of the Pixelworks Board Designees then in office. In addition to the foregoing, and notwithstanding anything to the contrary above, (i) the Genesis Board Designees and the Pixelworks Board Designees shall be the nominees for election as directors by the stockholders of Pixelworks at the 2004 Annual Meeting in accordance with the Merger Agreement and (ii) Pixelworks shall use its best efforts to provide for a staggered board such that (A) the Class I Directors shall serve an initial term of one (1) year from the 2004 Annual Meeting and shall stand for reelection at the annual meeting of stockholders in 2005, (B) the Class II Directors shall serve an initial term of two (2) years from the 2004 Annual Meeting and shall stand for reelection at the annual meeting of stockholders in 2006, and (C) the Class III Directors shall serve an initial term of three (3) years from the 2004 Annual Meeting and shall stand for reelection at the annual meeting of stockholders in 2007.

Plans or Proposals Regarding Management. Pursuant to the terms of the Merger Agreement, effective upon the Merger, the following current officers of Pixelworks will hold the following positions of Pixelworks: Allen Alley, President and Chief Executive Officer; Hans Olsen, Executive Vice President and Chief Operating Officer; Jeff Bouchard, Executive Vice President and Chief Financial Officer; Bob Greenberg, Senior Vice President, Projector Business Unit; Brad Zenger, Senior Vice President, Television Business Unit; John Lau, Vice President, General Manager, China; Mike West, Fellow. Immediately after the Effective Time, the following current officers of Genesis Microchip shall hold, and Pixelworks shall cause such individuals to hold, the following positions of Pixelworks: Anders Frisk, Executive Vice President, Products and Marketing; Eric Erdman, Executive Vice President, Corporate Development; Mohammad Tafazzoli, Vice President, Operations; Matthew Ready, Senior Vice President, Sales; Tzoyao Chan, Senior Vice President, Corporate Engineering; Raphael Mehrbians, Vice President, Monitor Business Unit. The Chief Technology Officer for Pixelworks immediately following the Effective Time shall be selected by either (i) mutual consent of Pixelworks and Genesis Microchip prior to the Effective Time or (ii) not less than seventy percent (70%) of the members of the

Schedule 13D	Page 6 of 8

Pixelworks Board then in office immediately following the Effective Time. Section 6.15(a) of the Merger Agreement also sets forth the manner for selecting certain individuals to replace the above-named persons, or for terminating the employment of the above-named persons, for up to twelve (12) months following the Merger.

(e)	Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Following the Merger, the combined company will use the name “Genesis Pixelworks Inc.” and the Pixelworks Common Stock will be listed on Nasdaq National Market under the symbol “GNPX,” if available.

(i)	Not applicable.

(j)	Other than described above, Genesis Microchip currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D, inclusive, although Genesis Microchip reserves the right to develop such plans.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5.    Interest in Securities of the Issuer

(a)	As a result of the Voting Agreements, Genesis Microchip may be deemed to be the beneficial owner of at least 2,660,510 shares of Pixelworks Common Stock as of March 17, 2003. Such Pixelworks Common Stock constitutes approximately 5.9% of the issued and outstanding shares of Pixelworks Common Stock, based on the 45,204,330 shares of Pixelworks Common Stock outstanding as of March 10, 2003 (as represented by Pixelworks in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 212,744 shares of Pixelworks Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of March 17, 2003.

(b)	Genesis Microchip does not have sole voting power, sole dispositive power or shared dispositive power with respect to any shares of Pixelworks Common Stock. Genesis Microchip, however, may be deemed to have shared voting power with respect to the foregoing shares of Pixelworks Common Stock and those matters described above. However, Genesis Microchip (a) is not entitled to any rights as a stockholder of Pixelworks as to the foregoing shares of Pixelworks Common Stock (other than as described herein) and (b) disclaims any beneficial ownership of the shares of Pixelworks Common Stock which are covered by the Voting Agreements.

To the knowledge of Genesis Microchip, no person listed on Schedule A hereto has an equity or other ownership interest in Pixelworks.

Schedule 13D	Page 7 of 8

Set forth on Schedule B hereto is the name of those Stockholders of Pixelworks that have entered into a Voting Agreement with Genesis Microchip, and to the knowledge of Genesis Microchip, each of their respective residence or business address, and present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of Genesis Microchip, all of the individuals named on Schedule B hereto: (a) are citizens of the United States; (b) during the last five years have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (c) during the last five years have not been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding being that such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	To the knowledge of Genesis Microchip, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

(d)	To the knowledge of Genesis Microchip, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of Genesis Microchip, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of Pixelworks, including but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1.	Agreement and Plan of Merger, dated as of March 17, 2003, by and among Pixelworks, Merger Sub and Genesis Microchip (incorporated by reference to Genesis Microchip’s Current Report on Form 8-K (File No. 0-33477) filed with the Securities and Commission on March 20, 2003).

2.	Form of Voting Agreement dated as of March 17, 2003, by and between Genesis Microchip and certain stockholders of Pixelworks set forth on Schedule B hereto (incorporated by reference to Exhibit A-2 to Exhibit 2.1 to Genesis Microchip’s Current Report on Form 8-K (File No. 0-33477) filed with the Securities and Commission on March 20, 2003).

Schedule 13D	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2003

Date

/s/    ERIC ERDMAN

Signature

Eric Erdman, Chief Financial Officer, Genesis Microchip Inc.

Name/Title

Schedule 13D	Page 1 of 1

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENESIS MICROCHIP INC.

The following table sets forth the name, residence or business address and present principal occupation or employment, if any, of each executive officer and director of Genesis Microchip. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Genesis Microchip Inc., 2150 Gold Street, Alviso, California 95002. Except as set forth on this Schedule A, each of the following persons is a citizen of the United States.

Name, Address and Citizenship of Executive Officer	Title and Present Principal Occupation
James E. Donegan	See below

Eric Erdman, a citizen of Canada	Chief Financial Officer, Genesis Microchip

Anders Frisk, a citizen of Sweden	Executive Vice President and Chief Operating Officer, Genesis Microchip

Matthew Ready	Senior Vice President, Sales, Genesis Microchip

Tzoyao Chan	Senior Vice President, Engineering, Genesis Microchip

Ken Murray	Vice President, Human Resources, Genesis Microchip

Mohammad Tafazzoli	Vice President, Operations, Genesis Microchip

Name, Address and Citizenship of Director	Title and Present Principal Occupation
James E. Donegan	Chairman of the Board of Directors and Chief Executive Officer, Genesis Microchip

Chandrashekar M. Reddy, a citizen of India Athena Semiconductors, Inc. 47358 Fremont Blvd. Fremont, CA 94538	Director, Genesis Microchip; Chief Executive Officer of Athena Semiconductors, Inc., a company that provides system-on-chip solutions for broadband wireless communications

Jeffrey Diamond 765 Bromfield Road Hillsborough, CA 94010	Director, Genesis Microchip

George A. Duguay, a citizen of Canada Duguay and Ringler Corporate Services 4th Floor, 56 Temperance Street Toronto, Ontario, Canada M5H3V5

Director, Genesis Microchip; President of G. Duguay Services Inc., which company is a partner of Duguay and Ringler Corporate Services, a firm that provides bookkeeping and corporate secretarial services

Alexander S. Lushtak	Director, Genesis Microchip

Tim Christoffersen 234 Via Bonita Alamo, CA 94507	Director, Genesis Microchip; Business Consultant

Robert H. Kidd, a citizen of Canada Location Research Company of Canada Limited 1496 Pinetree Crescent Mississauga, ON L5G 2S8	Director, Genesis Microchip; President and director of Location Research Company of Canada Limited, a financial and business strategy consulting firm

Schedule 13D	Page 1 of 1

SCHEDULE B

STOCKHOLDERS OF PIXELWORKS, INC. THAT ARE

PARTY TO A VOTING AGREEMENT WITH GENESIS MICROCHIP INC.

The following table sets forth the name of each Stockholder of Pixelworks that has entered into a Voting Agreement with Genesis Microchip in connection with the Merger Agreement, and the aggregate number of shares of Pixelworks Common Stock beneficially owned by each such Stockholder as of March 17, 2003. The business address of each Stockholder set forth on this Schedule B is: c/o Pixelworks, Inc., 8100 SW Nyberg Road, Tualatin, OR 97062. Each of the following persons is a citizen of the United States.

Stockholder Name, Title and Present Principal Occupation	Shares Beneficially Owned
Allen H. Alley Chief Executive Officer and Director, Pixelworks	2,303,862	(1)

Oliver D. Curme Director, Pixelworks; General Partner, Battery Ventures	73,091	(2)

Frank Gill Director, Pixelworks	104,346	(3)

Mark A. Stevens Director, Pixelworks; General Partner, Sequoia Capital	179,211	(4)

C. Scott Gibson Director, Pixelworks; Entrepreneur	0

(1)	Includes 2,233,306 outstanding shares of Pixelworks Common Stock, and 70,556 shares of Pixelworks Common Stock issuable upon the exercise of options to purchase Pixelworks Common Stock which are exercisable within 60 days of March 17, 2003.
(2)	Includes 44,966 outstanding shares of Pixelworks Common Stock, and 28,125 shares of Pixelworks Common Stock issuable upon the exercise of options to purchase Pixelworks Common Stock which are exercisable within 60 days of March 17, 2003.
(3)	Includes 15,283 outstanding shares of Pixelworks Common Stock, and 89,063 shares of Pixelworks Common Stock issuable upon the exercise of options to purchase Pixelworks Common Stock which are exercisable within 60 days of March 17, 2003.
(4)	Includes 154,211 outstanding shares of Pixelworks Common Stock, and 25,000 shares of Pixelworks Common Stock issuable upon the exercise of options to purchase Pixelworks Common Stock which are exercisable within 60 days of March 17, 2003.

10